Exhibit 3.1

Amendment to By-Laws of

Mercury Computer Systems, Inc.

On September 14, 2009, the Board of Directors of Mercury Computer Systems, Inc., a Massachusetts corporation (the “Company”), amended the Company’s By-Laws by deleting the first and second paragraphs of Section 3.1 in their entirety and replacing such paragraphs with the following:

“The annual meeting of the stockholders shall be held on such date and at such time as shall be determined by the Board of Directors each year, which date and time may subsequently be changed at any time, including the year in which any such determination occurs. Purposes for which an annual meeting is to be held, additional to those prescribed by law and by these By-Laws, may be specified by the President or by the Directors.”